UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Qualtrics International Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

747601201

(CUSIP Number)

Andrew J. Schader, Esq.

Silver Lake

55 Hudson Yards

550 West 34th Street, 40th Floor

New York, NY 10001

(212) 981-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Kenneth Wallach, Esq.

Hui Lin, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

May 13, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 747601201	Page 2 of 11

1.	Names of Reporting Persons. SLP Quartz Aggregator, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 22,518,484
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 22,518,484

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,518,484
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.1% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Shares of Class A Common Stock beneficially owned represent 4.4% of the total common stock of the Issuer. See Item 5.

CUSIP NO. 747601201	Page 3 of 11

1.	Names of Reporting Persons. SLP VI Aggregator GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 22,518,484
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 22,518,484

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,518,484
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.1% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class A Common Stock beneficially owned represent 4.4% of the total common stock of the Issuer. See Item 5.

CUSIP NO. 747601201	Page 4 of 11

1.	Names of Reporting Persons. Silver Lake Partners VI DE (AIV), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 201,489
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 201,489

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 201,489
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Calculated pursuant to Rule 13d-3 of the Exchange Act). Shares of Class A Common Stock beneficially owned represent less than 0.1% of the total common stock of the Issuer. See Item 5.

CUSIP NO. 747601201	Page 5 of 11

1.	Names of Reporting Persons. Silver Lake Technology Investors VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,101
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,101

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,101
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class A Common Stock beneficially owned represent less than 0.1% of the total common stock of the Issuer. See Item 5.

CUSIP NO. 747601201	Page 6 of 11

1.	Names of Reporting Persons. Silver Lake Technology Associates VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 22,736,074
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 22,736,074

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,736,074
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.3% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class A Common Stock beneficially owned represent 4.4% of the total common stock of the Issuer. See Item 5.

CUSIP NO. 747601201	Page 7 of 11

1.	Names of Reporting Persons. SLTA VI (GP), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 22,736,074
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 22,736,074

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,736,074
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.3% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class A Common Stock beneficially owned represent 4.4% of the total common stock of the Issuer. See Item 5.

CUSIP NO. 747601201	Page 8 of 11

1.	Names of Reporting Persons. Silver Lake Group, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 22,736,074
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 22,736,074

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,736,074
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.3% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class A Common Stock beneficially owned represent 4.4% of the total common stock of the Issuer. See Item 5.

This Amendment No. 1 (the “Amendment”) amends the statement on Schedule 13D originally filed by certain of the Reporting Persons (as defined below) on February 11, 2021 (the “Original Schedule 13D” and as amended, the “Schedule 13D”) relating to the Class A common stock, $0.0001 par value per share (the “Class A Common Stock”) of Qualtrics International Inc., a Delaware corporation (the “Issuer”).

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a) and (f). This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”), each of which is a Delaware entity:

1.	SLP Quartz Aggregator, L.P. (“SLP Quartz”),

2.	SLP VI Aggregator GP, L.L.C. (“Quartz GP”),

3.	Silver Lake Partners VI DE (AIV), L.P. (“SLP VI”),

4.	Silver Lake Technology Investors VI, L.P. (“SLTI VI”),

5.	Silver Lake Technology Associates VI, L.P. (“SLTA”),

6.	SLTA VI (GP), L.L.C. (“SLTA GP”), and

7.	Silver Lake Group, L.L.C. (“SLG”).

The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit A.

(b) and (c). The general partner of SLP Quartz is Quartz GP. The general partner of each of SLP VI and SLTI VI and the managing member of Quartz GP is SLTA. The general partner of SLTA is SLTA GP. The managing member of SLTA GP is SLG. Certain information concerning the identity and background of each of the managing members of SLG is set forth in Annex A filed with the Original Schedule 13D, which is incorporated herein by reference in response to this Item 2. The principal business of SLP Quartz, SLP VI and SLTI VI is to invest in securities. The principal business of Quartz GP is to serve as the general partner of SLP Quartz and certain of its affiliates. The principal business of SLTA is to serve as the general partner of each of SLP VI and SLTI VI and the managing member of Quartz GP and to manage investments through other partnerships and limited liability companies. The principal business of SLTA GP is to serve as the general partner of SLTA and to manage investments through other partnerships and limited liability companies. The principal business of SLG is to serve as the managing member of SLTA GP and to manage investments through other partnerships and limited liability companies. The principal office of each of the Reporting Persons is located at c/o Silver Lake, 2775 Sand Hill Road, Suite 100, Menlo Park, California 94025.

(d) and (e). None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Annex A attached hereto has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The additional 217,590 shares of Class A Common Stock purchased since the date of the filing of the Original Schedule 13D were purchased by SLP VI and SLTI VI for an aggregate purchase price of $6,248,865 and $499,346, (excluding commissions), respectively. The source of funds for such transactions was funds available to SLP VI and SLTI VI, respectively, including capital contributions from their respective investors, and in the case of shares purchased by SLP VI, for cash management purposes in advance of a capital call, short-term borrowings under an existing revolving credit facility, which amounts are expected to be repaid upon the funding of capital contributions from its investors.

Item 5. Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 is incorporated by reference in its entirety into this Item 5.

(a) – (b) The Reporting Persons may be deemed to beneficially own an aggregate of 22,736,074 shares of Class A Common Stock, or 25.3% of the Class A Common Stock as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which reflects 201,489 shares of Class A Common Stock held by SLP VI, 16,101 shares of Class A Common Stock held by SLTI VI and 22,518,484 shares of Class A Common Stock held by SLP Quartz. The shares of Class A Common Stock beneficially owned represent approximately 4.4% of the total common stock of the Issuer (“Company Common Stock”), representing approximately 0.5% of the total voting power of Company Common Stock outstanding.

Calculations of beneficial ownership and voting power described herein are based on 89,866,224 shares of Class A Common Stock and 423,170,610 shares of Class B common stock of the Issuer outstanding as of April 30, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 6, 2021.

Information with respect to the beneficial ownership of Class A Common Stock by the individuals listed in Annex A is set forth in Annex A filed with the Original Schedule 13D and incorporated herein by reference in response to this Item 5.

(c) Except as set forth in Annex B attached to this Schedule 13D, none of the Reporting Persons have effected any transaction with respect to the Class A Common Stock during the past 60 days.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated as follows

A.	Joint Filing Agreement by and among the Reporting Persons.

B.

Class A Common Stock Purchase Agreement by and between the Registrant and Silver Lake Partners VI DE (AIV), L.P., dated December 23, 2020 (incorporated herein by reference from Exhibit 10.22 to the Issuer’s Registration Statement on Form S-1 (File No. 333-251767)).

C.

Stockholders’ Agreement, dated as of February 1, 2021 among Qualtrics International Inc., SAP America, Inc., SLP Quartz Aggregator, L.P. and Q II, LLC (incorporated herein by reference to Exhibit C filed with the Schedule 13D on February 11, 2021)

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2021

SLP Quartz Aggregator, L.P.
By:	SLP VI Aggregator GP, L.L.C. its general partner
By:	Silver Lake Technology Associates VI, L.P., its managing member
By:	SLTA VI (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

SLP VI Aggregator GP, L.L.C.
By:	Silver Lake Technology Associates VI, L.P., its managing member
By:	SLTA VI (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

Silver Lake Partners VI DE (AIV), L.P.
By:	Silver Lake Technology Associates VI, L.P., its general partner
By:	SLTA VI (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

Silver Lake Technology Investors VI, L.P.
By:	Silver Lake Technology Associates VI, L.P., its general partner
By:	SLTA VI (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

Silver Lake Technology Associates VI, L.P.
By:	SLTA VI (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

SLTA VI (GP), L.L.C.
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

Silver Lake Group, L.L.C.

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

Annex B

Transactions during the past 60 days, all of which were open market purchases of Class A Common Stock.

Date	Number of Shares Acquired	Weighted Avg. Price Per Share	Price Range Per Share	Purchaser
May 13, 2021	64,172	$29.9745	$29.36 to $30.35	Silver Lake Partners VI DE (AIV), L.P.
May 13, 2021	5,128	$29.9745	$29.36 to $30.35	Silver Lake Technology Investors VI, L.P.
May 13, 2021	35,966	$30.8239	$30.40 to $31.34	Silver Lake Partners VI DE (AIV), L.P.
May 13, 2021	2,874	$30.8239	$30.40 to $31.34	Silver Lake Technology Investors VI, L.P.
May 13, 2021	10,982	$31.8228	$31.40 to $32.29	Silver Lake Partners VI DE (AIV), L.P.
May 13, 2021	878	$31.8228	$31.40 to $32.29	Silver Lake Technology Investors VI, L.P.
May 14, 2021	40,929	$31.0275	$30.65 to $31.63	Silver Lake Partners VI DE (AIV), L.P.
May 14, 2021	3,271	$31.0275	$30.65 to $31.63	Silver Lake Technology Investors VI, L.P.
May 14, 2021	28,077	$32.1535	$31.67 to $32.60	Silver Lake Partners VI DE (AIV), L.P.
May 14, 2021	2,243	$32.1535	$31.67 to $32.60	Silver Lake Technology Investors VI, L.P.
May 17, 2021	21,363	$32.5119	$32.18 to $32.60	Silver Lake Partners VI DE (AIV), L.P.
May 17, 2021	1,707	$32.5119	$32.18 to $32.60	Silver Lake Technology Investors VI, L.P.

The Reporting Persons undertake to provide, upon request of the staff of the Securities and Exchange Commission, full information regarding the number of shares of Class A Common Stock purchased at each separate price within the price ranges set forth on the table above.